SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                              ____________________

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934
                         For the Month of November 2003

                             _______________________

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      |X| Form 20-F         |_| Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      |_|  Yes              |X|  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated November 13, 2003.

         Attached hereto as Exhibit 2 and incorporated by reference herein is the report of the Registrant's management for the fiscal quarter ended September 30, 2003.

         Attached hereto as Exhibit 3 and incorporated by reference herein are the unaudited financial statements of the Registrant for the fiscal quarter ended September 30, 2003.

         Attached hereto as Exhibit 4 and incorporated by reference herein are the unaudited financial statements of each of Neusiedler Hadera Paper Ltd. and Hogla-Kimberly Ltd.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AMERICAN ISRAELI PAPER MILLS LTD.

                                            (Registrant)


                                            By: ________________________________
                                                Name:  Lea Katz
                                                Title: Corporate Secretary

Dated:  November 13, 2003.

                                  EXHIBIT INDEX
                                  -------------

      EXHIBIT NO.           DESCRIPTION
      -----------           -----------

             1.            Press release dated November 13, 2003.

             2.            Report of the Registrant's management.

             3.            Unaudited financial statements of the Registrant.

             4. Unaudited financial statements of each of Neusiedler Hadera Paper Ltd. and Hogla-Kimberly Ltd.

                                    EXHIBIT 1
                                    ---------


                                       NEWS

                                       CLIENT:         AMERICAN ISRAELI
                                                       PAPER MILLS LTD.

                                       AGENCY CONTACT: PHILIP Y. SARDOFF
                                                       FOR RELEASE: IMMEDIATE


                        AMERICAN ISRAELI PAPER MILLS LTD.
                  REPORTS THIRD QUARTER AND NINE MONTHS RESULTS

Hadera, Israel, November 13, 2003 - American Israeli Paper Mills Ltd. (ASE:AIP) ["AIPM" or the "Company"] today reported financial results for the third quarter and first nine months ended September 30, 2003.

Consolidated sales in the first nine months of this year totaled NIS 354.9 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), compared with NIS 337.1 million in the corresponding period last year ($79.9 million, compared with $75.9 million). Consolidated sales in the third quarter of the year totaled NIS 119.0 million, compared with NIS 112.6 million in the third quarter last year ($26.8 million, compared with $25.3 million).

The increase in consolidated sales in the nine months compared to the corresponding period last year is primarily attributable to the growth of 8% in volume sales of the packaging paper and recycling division and to a certain increase in selling prices.

Consolidated operating profit in the first nine months of 2003 totaled NIS 35.5 million, compared with NIS 24.3 million in the corresponding period of 2002 ($8.0 million compared with $5.5 million). Operating consolidated profit in the third quarter of 2003 totaled NIS 12.1 million, compared with NIS 11.5 million in the third quarter of 2002 ($2.7 million compared with $2.6 million).

Since AIPM's share in the profits of associated companies constitutes an essential part of the profit and loss statement of the Company, mainly due to its share in the profits of Neusiedler Hadera Paper (NHP) and Hogla-Kimberly (H-K), which were formerly consolidated until the transfer of control to the international strategic partners (Neusiedler AG and Kimberly-Clark) the aggregate data (including the associated companies, whose results are included in the financial statements as "earnings of associated companies", without considering the holding percentage of AIPM in such companies and net of inter-company sales) is presented as follows.

Aggregate group sales in the first nine months of 2003 totaled NIS 1,791.5 million, compared with NIS 1,645.4 million in the corresponding period last year ($403.4 million compared with $370.5 million). Aggregate sales in the third quarter of 2003 totaled NIS 630.6 million, compared with NIS 538.7 million in the corresponding quarter last year ($142.0 million, compared with $121.3 million).

Aggregate operating profit in the first nine months of 2003 totaled NIS 123.0 million, compared with NIS 99.0 million in the corresponding period last year ($27.7 million, compared with $22.3 million). Aggregate operating profit in the third quarter of 2003 totaled NIS 47.1 million, compared with NIS 33.8 million in the corresponding quarter last year ($10.6 million, compared with $7.6 million).

Net profit in the first nine months of 2003 totaled NIS 45.6 million, compared with NIS 28.6 million in the corresponding period last year ($10.3 million, compared with $6.4 million). Net profit in the reported period includes approximately NIS 1.1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company, which had previously been used by the Company's employees. Net profit in the corresponding period last year included approximately NIS 0.4 million ($0.1 million) in non-recurring income, net, from the realization of assets and from taxes on account of preceding years.

Net profit in the third quarter of the year totaled NIS 13.8 million, as compared with NIS 9.2 million in the corresponding quarter last year ($3.1 million, as compared with $2.1 million).

Earnings per share (EPS) in the first nine months of 2003 totaled NIS 11.35 ($ 2.56) compared with NIS 7.25 ($1.63) for the corresponding period last year. EPS in the third quarter of 2003 totaled NIS 3.43 ($0.77) compared with NIS 2.34 ($0.53) for the corresponding quarter last year.

The inflation rate during the reported period this year was negative and amounted to -1.5%, as compared with an inflation rate of 7.0% during the corresponding period last year, and as compared with 6.5% for all of 2002.

The exchange rate of the NIS was revaluated by approximately 6.2% against the US dollar during the reported period as compared with a devaluation of 10.3% in the corresponding period last year and a devaluation of 7.3% for all of 2002.

Mr. Avi Patir, General Manager of AIPM, said that the economic recession in Israel is continuing in 2003. The recession has been plaguing the country for three years and is expressed by low demand, a lack of growth and elevated unemployment rates.

Due to the global economic crisis, low-priced imports into Israel are continuing benefiting from the low dollar exchange rate. The low-priced imports intensify competition and contribute to the decrease in selling prices.

Pulp prices recently began to rise. This trend may continue in the following quarters as well. Nevertheless, due to the severe recession in Europe and the existing surplus in output capacity - especially in fine paper - paper selling prices are not rising and are actually even decreasing.

The  consolidated  gross margin as a percentage  of  consolidated  sales reached
22.3%  during  the  reported  period  this  year,   compared  to  19.3%  in  the
corresponding period last year.

The improved gross margin compared to the corresponding period last year was achieved due to the Company's ongoing improvement and increased efficiency. Such improvement resulted from higher machine output, a reduced work force, and various lower manufacturing expenses.

The improved net margin was recorded despite a sharp increase in energy prices, following an average increase of 29% in fuel oil prices in relation to the corresponding period last year and a 20% increase in water prices. Energy expenses grew by NIS 5.8 million ($1.3 million), including the effect of the transition to low-sulfur fuel oil, due to compliance with environmental-related demands.

Since the Company's financial statements are denominated in US dollars and the Company has a surplus of shekel-denominated financial liabilities over
NIS-denominated assets, the financial expenses decrease with a devaluation, whereas a revaluation serves to increase the financial expenses.

Consequently, financial expenses were recorded during the reported period this year, as compared with net financial revenues during the corresponding period last year.

The Company's share in the earnings of associated companies amounted to NIS 28.0 million in the first nine months of the year, compared with NIS 13.0 million in the corresponding period last year ($6.3 million, compared with $2.9 million). The companies whose earnings are reported in this item (in proportion to AIPM's share therein), include primarily: H-K, NHP, Carmel Containers Systems and TMM Integrated Recycling Industries.

The principal changes in AIPM's share in the earnings of associated companies during the reported period this year, compared with the corresponding period last year, are as follows:

- The Company's share in the net profit of NHP grew by NIS 2.2 million ($0.5 million) as a result of the continuing improvement in NHP's profitability, which resulted primarily from efficiency measures and the reorganization of operations and marketing at NHP. The improved profitability was somewhat adversely affected due to a certain decrease in the net profit in the third quarter of the year, originating from a decrease in the operating income in relation to the previous quarters this year (resulting primarily from the decrease in the gross margin, due to higher pulp prices and lower paper prices, as a result of the economic crisis in Europe), coupled with the effects of the devaluation.

- The Company's share in the net profit of H-K grew by some NIS 13.4 million ($3.0 million) and resulted from the improvement in the operating profit as compared with the corresponding period last year, coupled with financial revenues that were recorded at H-K during the reported period this year, due to the impact of the revaluation (H-K possesses a surplus of NIS-denominated assets). The devaluation in the third quarter of the year (3%) nevertheless served to erode H-K's net profit, due to higher financial expenses, despite the significant improvement in the operating profit.

In March 2003, the Company declared a dividend for 2002, in the aggregate amount of NIS 25.9 million (NIS 6.61 per share). The dividend was paid in April 2003.

In August, the Company declared a special dividend for 2003, in the aggregate amount of approximately NIS 75 million (NIS 19.04 per share). The dividend was paid in September 2003.

This report may contain various forward-looking statements, based upon the Company's board of directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS

                                   (UNAUDITED)

                            ADJUSTED NIS IN THOUSANDS
                            EXCEPT PER SHARE AMOUNTS

                         Nine months ended September 30,
                         -------------------------------

                                  ADJUSTED NIS
                                  ------------

                                                2003                     2002
                                                ----                     ----
         Net sales                             354,942                  337,097
         Net earnings                           45,586                   28,566
         Earnings per share                      11.35                     7.25


                        Three months ended September 30,
                        --------------------------------

                                  ADJUSTED NIS
                                  ------------

                                                2003                     2002
                                                ----                     ----
         Net sales                             118,952                  112,571
         Net earnings                           13,788                    9,226
         Earnings per share                       3.43                     2.34

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of September 2003. The representative exchange rate at September 30, 2003 was N.I.S. 4.441 = $1.00.

                                    EXHIBIT 2
                                    ---------

                                                               November 12, 2003

MANAGEMENT DISCUSSION
---------------------


We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM" or the "Company") for the first nine months of the year 2003.

I.       A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT
         ------------------------------------------------------------------

         1.       GENERAL
                  -------

                  AIPM is the leading Israeli group in the manufacture of paper and paper products. The Group produces and markets a wide range of paper types, household paper products, hygienic products, disposable baby diapers, absorbent products for the incontinent, office supplies, corrugated board packaging and consumer packaging. The Group is also engaged in recycling operations in the fields of paper and plastics as well as in the treatment of solid waste.

         2.       THE BUSINESS ENVIRONMENT
                  ------------------------

                  The economic recession in Israel has continued during 2003. The recession has been plaguing the country for three years and is expressed by low demand, a lack of growth and increased unemployment rates.

                  Due to the global economic crisis, low-priced imports into Israel are continuing, benefiting from the low dollar exchange rate. The low-priced imports intensify competition and contribute to the erosion of selling prices.

                  Pulp prices recently began to rise. This trend may continue in the following quarters as well. Nevertheless, due to the severe recession in Europe and the existing surplus in output capacity - especially in fine paper - paper-selling prices are not rising and are actually even decreasing.

                  The dollar exchange rate, which fell sharply in the first half of 2003 (revaluation of approximately 9%), strengthened in the third quarter of 2003 (approximately 3%), yet remained low compared to the third quarter of last year (NIS 4.441 per dollar on September 30, 2003, as compared with NIS 4.871 per dollar on September 30, 2002, and as compared with NIS 4.737 per dollar on December 31, 2002).

                  The exchange rate of the NIS was revaluated by approximately 6.2% against the US dollar during the reported period (January-September 2003), as compared with a devaluation of 10.3% in the corresponding period of last year (January-September 2002), and as compared with a devaluation of 7.3% for all of 2002.

                  Inflation during the reported period of this year was negative and amounted to -1.5%, as compared with an inflation rate of 7.0% in the corresponding period of last year and 6.5% in all of 2002.

                  The lower inflation rate enabled the Bank of Israel (the central bank) to significantly lower the prime interest rate (approximately 3% since the beginning of the year). The real-term interest rate nevertheless remains high.

II.      RESULTS OF OPERATIONS
         ---------------------

         1.       CONSOLIDATED DATA
                  -----------------

                  The information set forth below does not include the results of operations of Neusiedler Hadera Paper("NHP"), Hogla-Kimberly ("H-K"), Carmel and TMM Integrated Recycling Industries ("TMM").

                  The  aggregate  sales in the reported  period  amounted to NIS
                  354.9 million (NIS - New Israeli Shekels adjusted to changes in the dollar exchange rate), as compared with NIS 337.1 million in the corresponding period last year ($79.9 million, as compared with $75.9 million).

                  The operating profit amounted to NIS 35.5 million during the reported period, as compared with NIS 24.3 million in the corresponding period last year ($8.0 million, as compared with $5.5 million).

                  The sales in the  third  quarter  of the year  (July-September
                  2003) totaled NIS 119.0 million, as compared with NIS 112.6 million in the corresponding quarter last year (July-September
                  2002) ($26.8 million as compared with $25.3 million).

                  The operating income in the third quarter of the year totaled NIS 12.1 million, as compared with NIS 11.5 million in the corresponding quarter last year ($2.7 million, as compared with $2.6 million).

                  The financial expenses during the reported period this year amounted to NIS 11.9 million, as compared with financial revenues of NIS 1.0 million in the corresponding period last year ($2.7 million in expenses, as compared with $0.2 million in revenues).

         2.       AGGREGATE DATA
                  --------------

                  Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of NHP and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the Company's international strategic partners), the aggregate data appearing below include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), without considering the rate of AIPM's holding in such entities and net of inter-company sales .

                  The aggregate sales amounted to NIS 1,791.5 million during the reported period, as compared with NIS 1,645.4 million in the corresponding period last year ($403.4 million, as compared with $370.5 million).

                  The aggregate operating profit amounted to NIS 123.0 million during the reported period, as compared with NIS 99.0 million in the corresponding period last year ($27.7 million, as compared with $22.3 million).

                  The aggregate sales in the third quarter of the year amounted to NIS 630.6 million, as compared with NIS 538.7 million in the corresponding quarter last year ($142.0 million, as compared with $121.3 million).

                  The aggregate operating profit totaled NIS 47.1 million in the third quarter of the year, as compared with NIS 33.8 million in the corresponding quarter last year ($10.6 million, as compared with $7.6 million).

                  The growth in the aggregate operating profit as compared with the corresponding period last year originates from all of the Group's sectors of operation, following the efforts to improve efficiency, increase output and cut costs.

         3.       NET PROFIT AND EARNINGS PER SHARE
                  ---------------------------------

                  Net profit, before non-recurring income, amounted to NIS 44.5 million during the reported period this year, as compared with NIS 28.2 million in the corresponding period last year ($10.0 million, as compared with $6.3 million).

                  Net profit amounted to NIS 45.6 million during the reported period this year, as compared with NIS 28.6 million in the corresponding period last year ($10.3 million, as compared with $6.4 million). Net profit for the reported period this year included approximately NIS 1.1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company that had previously served the Company's employees. Net profit in the corresponding period last year included approximately NIS 0.4 million ($0.1 million) in non-recurring income, net, from the realization of assets and from taxes on account of preceding years.

                  Net profit in the third quarter of the year (before non-recurring income) totaled NIS 13.8 million, as compared with NIS 8.8 million in the corresponding quarter last year ($3.1 million, as compared with $2.0 million) (NIS 9.2 million, or $2.1 million, including non-recurring income in the corresponding quarter last year ).

                  Earnings per share (EPS) in the reported period this year totaled NIS 1,135 per NIS 1 par value ($2.56 per share), as compared with NIS 725 per NIS 1 par value ($1.63 per share) in the corresponding period last year.

                  Earnings per share (EPS) in the third quarter of the year totaled NIS 343 per NIS 1 par value ($0.77 per share), as compared with NIS 234 per NIS 1 par value ($0.53 per share) in the corresponding quarter last year.

III.     ANALYSIS OF OPERATIONS AND PROFITABILITY
         ----------------------------------------

         The analysis set forth below is based on the Company's consolidated data.

         1.       SALES
                  -----

                  The consolidated sales amounted to NIS 354.9 million during the reported period this year, as compared with NIS 337.1 million in the corresponding period last year ($79.9 million, as compared with $75.9 million).

                  We note that the sales turnover during the corresponding period last year included approximately NIS 8.0 million ($1.8 million) in net sales on account of the Shafir operations, which were discontinued in September 2002.

                  The growth in sales is attributed primarily to the growth in sales of packaging paper and recycling division, originating from a quantitative increase of 8% and from a certain improvement in selling prices.

         2.       COST OF SALES
                  -------------

                  The cost of sales amounted to NIS 275.8 million - or 77.7% of sales - during the reported period this year, as compared with NIS 272.2 million - or 80.7% of sales - in the corresponding period last year ($62.1 million, as compared with $61.3 million).

                  The gross profit amounted to NIS 79.1 million during the reported period this year, as compared with NIS 64.9 million in the corresponding period last year ($17.8 million, as compared with $14.6 million).

                  The gross margin as a percentage of sales reached 22.3% during the reported period this year, as compared with 19.3% in the corresponding period last year.

                  The improved gross margin in relation to the corresponding period last year was achieved due to the Company's ongoing improvement and increased efficiency, expressed by an improved machine output, reduced work force and various lower manufacturing expenses.

                  The wage component of the Company's costs increased during the reported period in relation to the corresponding period last year, both due to the CPI increase in 2002, which resulted in the updating of wages in order to prevent their real-term erosion, and the revaluation of the NIS against the dollar during the reported period, which resulted in an increase in expenditures in dollar terms. The said increase was partially offset by personnel cutbacks.

                  The improved net margin was achieved despite a sharp increase in energy prices, following an average increase of 29% in fuel oil prices and a 20% increase in water prices in relation to the corresponding period last year. Energy expenses increased by NIS 5.8 million ($1.3 million), including the effect of the transition to low-sulfur fuel oil, due to compliance with environmental-related demands.

         3.       SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
                  --------------------------------------------

                  The selling, general and administrative expenses (including wages) amounted to NIS 43.6 million in the reported period this year - or 12.3% of sales - as compared with NIS 40.6 million - or 12.0% of sales - in the corresponding period last year ($9.8 million, as compared with $9.1 million).

                  The increase in expenses resulted primarily from the sharp revaluation this year of the NIS compared to the dollar, which resulted in an increase in expenses in dollar terms (since most of such expenses (including wages) are originally denominated in NIS.

         4.       OPERATING PROFIT
                  ----------------

                  The operating profit amounted to NIS 35.5 million - or 10.0% of sales - during the reported period this year, as compared with NIS 24.3 million - or 7.2% of sales - in the corresponding period last year ($8.0 million, as compared with $5.5 million).

         5.       FINANCIAL EXPENSES (REVENUES)
                  -----------------------------

                  The financial expenses during the reported period this year amounted to NIS 11.9 million, as compared with financial revenues of NIS 1.0 million in the corresponding period last year ($2.7 million in expenses, as compared with $0.2 million in revenues).

                  The Company's financial statements are denominated in US dollars. Since the Company is exposed to a devaluation on account of its NIS-denominated financial assets, the Company has assumed most of its liabilities (primarily bank credit) in NIS, as a hedge against devaluation.

                  The Company consequently possesses a surplus of NIS-denominated financial liabilities over NIS-denominated assets and the financial expenses therefore decrease with a devaluation (last year financial revenues were recorded due to the significant devaluation), whereas a revaluation serves to increase the financial expenses.

                  The difference between the revaluation this year and the devaluation last year is approximately 17%.

                  The CPI-linked liability on account of the notes grew in dollar terms in the reported period this year, as a result of the real-term revaluation, leading to real-term financial expenses. A real-term devaluation was recorded in the corresponding period last year, which led to a decrease in liabilities in dollar terms and to the recording of financial revenues, net, thereon.

                  The average balance of short-term credit increased by approximately NIS 29.8 million ($6.7 million) during the reported period this year, in relation to the balance during the corresponding period last year. Moreover, the higher average interest rate this year, as compared with the corresponding period last year (prime interest rate of 9.6%, as compared with 7.6%), coupled along with the revaluation this year of the NIS against the dollar (as compared with the devaluation last year), that resulted in an increase in the short-term credit balances in dollar terms (mostly denominated in NIS), and as a result financial expenses were recorded during the reported period of this year as compared with net financial revenues in the corresponding period last year.

         6.       TAXES ON INCOME
                  ---------------

                  Taxes on income from current operations amounted to NIS 7.1 million in the reported period this year, as compared with NIS
                  10.2 million in the corresponding period last year ($1.6 million, as compared with $2.3 million).

                  The principal factor behind the decrease in tax expenses during the reported period this year, as compared with the corresponding period last year, was the difference between the real revaluation of the NIS against the dollar during the reported period this year and the real devaluation of the NIS against the dollar in the corresponding period last year. The real-term devaluation last year resulted in an increase in the tax expenditure in the corresponding period. This devaluation served to decrease the protection (hedging) on shareholders' equity (measured for tax purposes according to the changes in the Consumer Price Index). A high real-term revaluation was recorded in the reported period this year, and contributed to lowering the tax expenditure.

         7.       COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
                  ---------------------------------------------------

                  The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily:

                  Hogla-Kimberly (H-K), NHP, Carmel and TMM Integrated Recycling Industries.

                  The Company's share in the earnings of associated companies amounted to NIS 28.0 million in the reported period this year, as compared with NIS 13.0 million in the corresponding period last year ($6.3 million, as compared with $2.9 million).

                  The Company's share in the earnings of associated companies amounted to NIS 7.3 million in the third quarter of the year, as compared with NIS 3.0 million in the corresponding quarter last year and NIS 14.9 million in the second quarter this year ($1.6 million, as compared with $0.7 million and $3.4 million, respectively).

                  The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding period last year:

                  - The Company's share in the net profit of NHP grew by NIS 2.2 million ($0.5 million) as a result of the continuing improvement in NHP's profitability, which was achieved primarily due to efficiency measures and the reorganization of operations and marketing at the division. The improved profitability was somewhat adversely effected due to a certain decrease in net profits in the third quarter of the year, resulting from a decrease in the operating income in relation to the previous quarters this year (resulting primarily from the decrease in gross margins, due to higher pulp prices on one hand and lower paper prices on the other, as a result of the economic crisis in Europe), coupled with the effects of the devaluation of the dollar against the NIS.

                  - The Company's share in the net profit of H-K increased by NIS 13.4 million ($3.0 million) and resulted from the improvement in the operating profit as compared with the corresponding period last year (totaling NIS
                         7.1 million, or $1.6 million), coupled with financial revenues of H-K this year, due to the impact of the revaluation of the dollar against the NIS (H-K possesses a surplus of NIS-denominated assets).
                         Nevertheless, in the third quarter of the year the devaluation (3%) resulted in a decrease in H-K's net profit, due to the higher financial expenses, despite the significant improvement in H-K's operating profit.

                  - The Company's share in the net income of the Carmel Group increased by NIS 2.5 million ($0.6 million) due to efficiency measures initiated by the company and the transition to operating profit in the third quarter of the year.

                  - The Company's share in the net earnings of TMM decreased by NIS 1.6 million ($0.4 million) as a result of higher financial expenses this year in relation to last year (on account of the higher interest rate in relation to last year, coupled with the greater volume of credit that originated primarily from strategic investments made by TMM).

         8.       NET INCOME
                  ----------

                  The Company's net profit for the reported period, before extraordinary items, was NIS 44.5 million as compared with NIS
                  28.2 million in the corresponding period last year ($10.0 million, as compared with $6.3 million).

                  The net profit was NIS 45.6 million during the reported period this year, as compared with NIS 28.6 million in the corresponding period last year ($10.3 million, as compared with $6.4 million). The net profit during the reported period this year included approximately NIS 1.1 million ($0.2 million) in net capital gains, resulting from the sale of apartments owned by the Company in Hadera, Israel that had previously served the Company's employees. The net profit in the corresponding period last year included approximately NIS
                  0.4 million ($0.1 million) in non-recurring income, net, resulting from the realization of assets and from taxes on account of preceding years.

                  The net profit in the third quarter this year, before non-recurring income, was NIS 13.8 million, as compared with NIS 8.8 million in the corresponding quarter last year ($3.1 million, as compared with $2.0 million). (NIS 9.2 million - or $2.1 million - including non-recurring income in the corresponding quarter last year).

                  The return on shareholders' equity, in annual terms, was 9.2% during the reported period this year, as compared with 5.9% in the corresponding period last year.

IV.      LIQUIDITY AND INVESTMENTS
         -------------------------

         1.       CASH FLOWS
                  ----------

                  The cash flows from operating activities were NIS 15.8 million during the reported period this year - before dividend received  from an  associated  company - as compared  with NIS
                  22.9 million in the corresponding period last year ($3.6 million, as compared with $5.2 million). The difference in the operating cash flows originated from the change in the operating working capital this year, which was partially offset by the increase in the net profit.

                  The cash  flows  from  operating  activities  in the  reported
                  period,   including   dividend  received  from  an  associated
                  company, were NIS 32.4 million ($7.3 million).

         2.       ACCOUNTS RECEIVABLE - TRADE
                  ---------------------------

                  Accounts receivable, as at September 30, 2003, were NIS 148.1 million, as compared with NIS 130.4 million at September 30, 2002 and as compared with NIS 133.6 million at December 31, 2002 ($33.4 million, as compared with $29.4 million and $30.1 million, respectively).

                  The increase in the accounts receivable balance, as compared with the corresponding period last year, resulted from the growth in the volume of operations, coupled with a slow increase in the days of receivables credit, as a result of the economic situation in the market.

         3.       INVENTORIES
                  -----------

                  The inventories as at September 30, 2003, were NIS 89.7 million, as compared with NIS 95.8 million at September 30, 2002and NIS 91.8 million at December 31, 2002 ($20.2 million, as compared with $21.6 million and $20.7 million, respectively).

                  The inventories decreased despite the growth in the volume of operations. This was achieved as a result of efforts that were initiated with the intention of reaching a minimal operational level of inventories that would serve to lower the working capital balances.

         4.       INVESTMENTS IN FIXED ASSETS
                  ---------------------------

                  The investments in fixed assets was NIS 19.5 million during the reported period this year, as compared with NIS 41.5 million in the corresponding period last year ($4.4 million, as compared with $9.3 million) and included primarily investments in equipment renewal and improvements.

         5.       SHORT-TERM CREDIT
                  -----------------

                  The short-term credit balance, as at September 30, 2003, amounted to NIS 190.0 million, as compared with NIS 128.0 million at September 30, 2002 and NIS 105.5 million at December 31, 2002 ($42.8 million, as compared with $28.8 million and $23.8 million, respectively).

                  The increase in the credit balances at the end of the reported period resulted primarily from the dividend that was paid to the Company's shareholders and from the repayment of loans (primarily to note holders). The increase in the credit balance was partially offset by dividend received from an associated company and the repayment of a loan by an associated company.

                  Most of the credit that serves to finance the Company's operations is denominated in NIS. Due to the said increase in the Company's liabilities, the surplus financial liabilities denominated in NIS grew from $24.0 million on December 31, 2002 to $38.5 million on September 30, 2003.

V.       EXPOSURE AND MANAGEMENT OF MARKET RISKS
         ---------------------------------------

         The following is an update, as at September 30, 2003, to the Management Discussion for the year ended December 31, 2002, which outlined the essence of the exposure and management of market risks, as set forth by the Company's board of directors:

         The maximum exposure determined by the Company's board of directors has not changed and consequently, the maximum exposure of the surplus assets denominated in NIS with respect to which no hedging is made (through the acquisition of NIS/$ options) remained NIS 53.3 million ($12 million). This sum also includes balances of NHP and H-K . Due to the fact that as of September 30, 2003, the Group possessed a surplus of NIS liabilities (as opposed to the aforesaid surplus assets), it was not necessary to purchase hedging.

         CREDIT RISKS
         ------------

         The Company possesses CPI-linked long-term loans (notes and loans) in the total sum of NIS 40.7 million ($9.2 million), with the interest thereon being no higher than the market interest rate. In the event that the inflation rate increases and is considerably higher than the rate of devaluation of the NIS against the US dollar, this could lead to a loss being recorded in the Company's financial statements as a result of a surplus of CPI-linked liabilities.

         As at September 30, 2003, the Company was not engaged in any forward transactions or derivatives.

         REPORT OF LINKAGE BASES
         -----------------------

         The following are the balance sheet items, according to linkage bases, on December 31, 2002 and September 30, 2003:


                                                                              IN FOREIGN
                                                                             CURRENCY, OR
                                                                            LINKED THERETO     NON-MONETARY
              IN NIS MILLIONS                   UNLINKED      CPI-LINKED     (PRIMARILY $)        ITEMS           TOTAL
----------------------------------------------------------------------------------------------------------------------------
ASSETS

    CASH AND CASH EQUIVALENTS                        3.4                             2.2                              5.6
    ACCOUNTS RECEIVABLE                            221.7                            53.0            15.9            290.6
    INVENTORIES                                                                                     89.7             89.7
    INVESTMENTS IN ASSOCIATED
      COMPANIES                                     12.2          10.2              28.9           335.5            386.8
    FIXED ASSETS, NET                                                                              327.4            327.4
    DEFERRED EXPENSES, NET OF
       ACCRUED AMORTIZATION                                                                          0.5              0.5
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                       237.3          10.2              84.1           769.0          1,100.6
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES

    CREDIT FROM BANKS                              190.0                                                            190.0
    ACCOUNTS PAYABLE                               155.1                            10.6                            165.7
    DEFERRED TAXES ON INCOME                                                                        62.0             62.0
    LOANS FROM BANKS                                               0.8                                                0.8
    NOTES                                                         39.9                                               39.9
    OTHER LIABILITIES                               32.8                             2.2                             35.0
    SHAREHOLDERS' EQUITY                                                                           607.2            607.2
----------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY                       377.9          40.7              12.8           669.2          1,100.6
----------------------------------------------------------------------------------------------------------------------------
SURPLUS FINANCIAL ASSETS (LIABILITIES) AS         (140.6)        (30.5)             71.3            99.8               --
AT SEPT-30-03
-----------------------------------------------------------------------------------------------------------------------------
SURPLUS FINANCIAL ASSETS (LIABILITIES) AS          (70.1)        (36.4)             66.3            40.2               --
AT DEC-31-02
----------------------------------------------------------------------------------------------------------------------------s

         ASSOCIATED COMPANIES
         --------------------

         H-K, an associated company, holds a subsidiary operating in Turkey. The impact of the exposure of this subsidiary to the economic situation in Turkey - and especially to fluctuations in the exchange rate of the Turkish lira in relation to the US dollar - might affect the Group's financial statements under the Company's share in earnings of associated companies.

VI.      FORWARD-LOOKING STATEMENTS
         --------------------------

         This report contains various forward-looking statements, based upon the Company's board of directors' present expectations and estimates regarding the operations of the Company and its business environment. The Company does not guarantee that the future results and operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

VII.     GENERAL
         -------

         - In March 2003, the Company declared a dividend for 2002 in the amount of approximately NIS 25.9 million (NIS 6.61 per share). The dividend was paid in April 2003.

                  In August, the Company declared a special dividend for 2003 in the amount of approximately NIS 75 million (NIS 19.04 per share). The dividend was paid in September 2003.

         - 27,714 shares were issued during the reported period (0.7% dilution), pursuant to the exercise of 55,163 options as part of the Company's 1998 senior employee option plan.

         - The vesting period on the 2001 Jubilee Employee Stock Option Plan ended on November 4, 2003. Subsequent to the balance sheet date (and until November 10, 2003), an aggregate of 41,885 options were exercised into 14,052 shares (dilution of 0.4%).

              /s/ Yaki Yerushalmi                          /s/ Avi Patir
             --------------------                         ---------------
                YAKI YERUSHALMI                              AVI PATIR
                Chairman of the                           General Manager
              Board of Directors

                                    EXHIBIT 3
                                    ---------

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED BALANCE SHEETS
--------------------------------------
ADJUSTED NIS IN THOUSANDS


                                                              Sept. 30, 2003      Sept. 30, 2002    Dec. 31, 2002
                                                                (UNAUDITED)        (UNAUDITED)        (AUDITED)
                                                              --------------      --------------    -------------
CURRENT ASSETS:

Cash and cash equivalents                                        5,627                 3,082             5,537
Receivables :
    Trade                                                      148,109               130,370          133,601
    Other                                                      142,477               161,181          133,758
Inventories                                                     89,685                95,810           91,776
                                                           -----------------------------------------------------------
Total current assets                                           385,898               390,443          364,672
Investments in associated companies                            386,789               374,269          371,341

FIXED ASSETS
------------

Cost                                                           959,144               940,075          943,738
Less - accumulated depreciation                                631,725               608,697          613,288
                                                           -----------------------------------------------------------
                                                               327,419               331,378          330,450
Deferred charges -
   net of accumulated amortization                                 492                   591              557
                                                           -----------------------------------------------------------
                                                             1,100,598             1,096,681        1,067,020
                                                           -----------------------------------------------------------
CURRENT LIABILITIES:
--------------------

Credit from banks                                              190,720               128,718          106,194
Current maturities of long-term notes                            6,635                 6,115            6,302
   Trade                                                        90,835                96,432          100,661
   Other                                                        74,872                86,592           63,352
                                                           -----------------------------------------------------------
Total current liabilities                                      363,062               317,857          276,509

LONG-TERM LIABILITIES
---------------------

Deferred income taxes                                           62,014                59,465           59,091
Loans from banks and other liabilities (net
    of current maturities):
   Loans from banks                                                                      688              360
   Notes                                                        33,273                36,784           37,895
   Other liabilities                                            35,046                32,153           32,997
                                                           -----------------------------------------------------------
Total long term liabilities                                    130,333               129,090          130,343
Total liabilities                                              493,395               446,947          406,852

SHAREHOLDERS' EQUITY :
----------------------

Share capital                                                  127,029               127,029          127,029
Capital surplus                                                 91,335                91,335           91,335
Currency adjustments in respect of financial
   statements of associated companies                           (1,550)               (4,539)          (3,531)
Retained earnings                                              390,389               435,909          445,335
                                                           -----------------------------------------------------------
                                                               607,203               649,734          660,168
                                                           -----------------------------------------------------------
                                                             1,100,598             1,096,681        1,067,020
                                                           -----------------------------------------------------------

Adjusted New Israeli Shekel amounts have been adjusted to reflected changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of September 2003.

The representative exchange rate at September 30, 2003 was N.I.S. 4.441 = $1.00

The accompanying notes are in integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------

                                                       NINE-MONTH PERIOD          THREE-MONTH PERIOD       YEAR ENDED
                                                         ENDED SEPT. 30             ENDED SEPT. 30           DEC. 21
                                                        2003         2002          2003          2002         2002
                                                           (UNAUDITED)                (UNAUDITED)           (AUDITED)
                                                       -----------------          ------------------       ----------
Net sales                                             354,942      337,097      118,952       112,571        462,229
Cost of sales                                         275,825      272,203       92,488        87,223        368,922
                                                  --------------------------------------------------------------------
Gross profit                                           79,117       64,894       26,464        25,348         93,307
                                                  --------------------------------------------------------------------
Selling and marketing, administrative and
   general expenses:
    Selling and marketing                              23,948       21,713        8,640         7,358         29,580
    Administrative and general                         19,650       18,877        5,692         6,445         26,756
                                                  --------------------------------------------------------------------
                                                       43,598       40,590       14,332        13,803         56,336
                                                  --------------------------------------------------------------------
Income from ordinary operations                        35,519       24,304       12,132        11,545         36,971
                                                  --------------------------------------------------------------------

Financial income (expenses) - net                     (11,858)       1,019          330        (2,138)        (3,029)
Discontinued operations and realization
   of assets, net                                       1,629       (2,984)                    (2,984)        (2,984)
                                                  --------------------------------------------------------------------
Income before taxes on income                          25,290       22,339       12,462         6,423         30,958
                                                  --------------------------------------------------------------------

Taxes on income                                         7,673        6,816        5,993           155          9,930
                                                  --------------------------------------------------------------------
Income from operations of the company
     and the consolidated subsidiaries                 17,617       15,523        6,469         6,268         21,028
                                                  --------------------------------------------------------------------
Share in profits of associated companies - net         27,969       13,043        7,319         2,958         16,964
                                                  --------------------------------------------------------------------
Net income for the period                              45,586       28,566       13,788         9,226         37,992
                                                  --------------------------------------------------------------------

NET INCOME PER NIS 1 PAR VALUE OF SHARES (IN
--------------------------------------------
ADJUSTED N.I.S)                                         1,135          725          343           234            960
---------------                                   --------------------------------------------------------------------

Adjusted New Israeli Shekel amounts have been adjusted to reflected changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of September 2003.

The representative exchange rate at September 30, 2003 was N.I.S. 4.441 = $1.00

The accompanying notes are in integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------

                                                                                           ADJUSTMENTS
                                                                                            DUE TO THE
                                                                                           TRANSLATION
                                                                                           STATEMENTS OF
                                                                    SHARE      CAPITAL      ASSOCIATED     RETAINED
                                                                   CAPITAL     SURPLUS      COMPANIES       EARNINGS       TOTAL
                                                                 -----------------------------------------------------------------
BALANCE AT JANUARY 1, 2003 (AUDITED)                                127,029         91,335       (3,531)    445,335       660,168
------------------------------------                                -------         ------       -------    -------       -------

CHANGES DURING THE NINE MONTH PERIOD ENDED
   SEPTEMBER 30, 2003 (UNAUDITED) :

NET INCOME                                                                                                   45,586        45,586
DIVIDEND DISTRIBUTED                                                                                      (100,532)      (100,532)
EXERCISE OF EMPLOYEES OPTIONS INTO SHARES                                                                                       *
                                                                          *
ADJUSTMENTS DUE TO THE TRANSLATION RESPECT OF FINANCIAL
    STATEMENTS OF ASSOCIATED COMPANIES                                                                        1,981         1,981
                                                                 ----------- -------------- ------------------------ -------------
BALANCE AT SEPTEMBER 30, 2003 (UNAUDITED)                           127,029         91,335       (1,550)    390,389       607,203
-----------------------------------------                        ----------- -------------- ------------------------ -------------

Balance at January 1, 2002 (audited)                                127,029         91,335       (3,220)    428,311       643,455
-----------------------------------
Changes during the nine month period ended
   September 30, 2002 (unaudited) :

Net income                                                                                                   28,566        28,566

Dividend distributed                                                                                       (20,968)       (20,968)

Adjustments due to the translation respect of financial
    statements of associated companies                                                                      (1,319)        (1,319)
                                                                 ----------- -------------- ------------------------ -------------
Balance at September 30, 2002 (unaudited)                           127,029         91,335       (4,539)    435,909       649,734
----------------------------------------                         ----------- -------------- ------------------------ -------------

BALANCE AT JULY 1, 2003 (UNAUDITED)                                 127,029         91,335          101     451,717       670,182
-----------------------------------

CHANGES DURING THE THREE MONTH PERIOD ENDED
   SEPTEMBER 30, 2003 (UNAUDITED):

NET INCOME                                                                                                   13,788        13,788

DIVIDEND DISTRIBUTED                                                                                        (75,116)      (75,116)

EXERCISE OF EMPLOYEES OPTIONS INTO SHARES                                                                                       *
                                                                          *

ADJUSTMENTS DUE TO THE TRANSLATION RESPECT OF FINANCIAL
   STATEMENTS OF ASSOCIATED COMPANIES                                                                        (1,651)       (1,651)
                                                                 ----------- -------------- ------------------------ -------------
BALANCE AT SEPTEMBER 30, 2003 (UNAUDITED)                           127,029         91,335       (1,550)    390,389       607,203
-----------------------------------------                        ----------- -------------- ------------------------ -------------

Balance at July 1, 2002 (unaudited)                                 127,029         91,335       (3,873)    426,683       641,174
----------------------------------

Changes during the three month period ended
   September 30, 2002 (unaudited):

Net income                                                                                                    9,226         9,226

Adjustments due to the translation respect of financial
    statements of associated companies                                                                        (666)          (666)
                                                                 ----------- -------------- ------------------------ -------------
Balance at September 30, 2002 (unaudited)                           127,029         91,335       (4,539)    435,909       649,734
----------------------------------------                         ----------- -------------- ------------------------ -------------

Balance at January 1, 2002 (audited)                                127,029         91,335       (3,220)    428,311       643,455
-----------------------------------

Changes during the year ended December 31, 2002 (audited) :
Net income                                                                                                   37,992        37,992

Dividend distributed                                                                                        (20,968)      (20,968)

Adjustments due to the translation respect of financial
    statements of associated companies                                                                         (311)         (311)
                                                                 ----------- -------------- ------------------------ -------------
Balance at December 31, 2002 (audited)                              127,029         91,335       (3,531)    445,335       660,168
-------------------------------------                            ----------- -------------- ------------------------ -------------

* Represents a sum under 1,000 NIS.

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of September 2003.

The representative exchange rate at September 30, 2003 was N.I.S. 4.441 = $1.00

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------
ADJUSTED NIS IN THOUSANDS
-------------------------

                                                      NINE-MONTH      NINE-MONTH      THREE-MONTH      THREE-MONTH
                                                     PERIOD ENDED    PERIOD ENDED    PERIOD ENDED      PERIOD ENDED    YEAR ENDED
                                                     SEPT. 30, 2003  SEPT. 30, 2002  SEPT. 30, 2003   SEPT. 30, 2002  DEC. 31, 2002
                                                      (UNAUDITED)     (UNAUDITED)     (UNAUDITED)       (UNAUDITED)     (AUDITED)
                                                   ---------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES :
--------------------------------------

Net income for the period                                  45,586          28,566          13,788           9,226          37,992

Adjustments to reconcile net income to net
   cash provided by operating activities (*):             (13,161)         16,512          15,348          (2,946)         40,277
                                                         --------        --------        --------        --------        --------
Net cash provided by operating activities                  32,425          45,078          29,136           6,280          78,269
                                                         --------        --------        --------        --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES :
--------------------------------------

Purchase of fixed assets                                  (19,465)        (41,451)         (7,828)        (31,663)        (47,470)
Associated companies :

   Investment in associated companies and
     loans granted                                         (7,896)         (2,665)         (6,137)         (2,106)         (3,349)
   Repayment of loans                                      15,543
Proceeds from sale of fixed assets                          2,780          11,003             760           9,701           9,867
                                                         --------        --------        --------        --------        --------
Net cash used in investing activities                      (9,038)        (33,113)        (13,205)        (24,068)        (40,952)
                                                         --------        --------        --------        --------        --------

CASH FLOWS FROM FINANCING ACTIVITIES :
--------------------------------------

Repayment of long-term loans from banks
   and others                                                (386)           (702)                           (182)         (1,053)
Redemption of Notes                                        (6,865)         (6,045)                                         (6,044)
Dividend paid                                            (100,532)        (20,968)        (75,116)        (20,968)
Short-term bank credit and loans - net                     84,486          15,226          46,217          18,361          (7,321)
                                                         --------        --------        --------        --------        --------
Net cash provided by (used in) financing
   activities                                             (23,297)        (12,489)        (28,899)         18,179         (35,386)
                                                         --------        --------        --------        --------        --------

Increase (decrease) in cash and cash
   equivalents                                                 90            (524)        (12,968)            391           1,931
Balance of cash and cash equivalents at
   beginning of period                                      5,537           3,606          18,595           2,691           3,606
                                                         --------        --------        --------        --------        --------
Balance of cash and cash equivalents at
   end of period                                            5,627           3,082           5,627           3,082           5,537
                                                         --------        --------        --------        --------        --------

(*) Adjustments to reconcile net income to net cash provided by operating activities:

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
Associated companies:
   Share in profits of associated companies - net         (27,969)        (13,043)         (7,319)         (2,958)        (16,964)
   Dividend received from those companies                  16,619          22,160                                          22,161
Depreciation and amortization                              21,544          20,468           7,157           6,813          27,189
Deferred income taxes - net                                 2,497           7,270           4,476           2,514           3,756
Capital (gains) losses -
   On sale of fixed assets                                   (702)            (11)           (737)            255            (139)
   On discontinued operations and realization of           (1,061)          1,364                           1,364           1,364
     assets-net
Linkage differences (erosion) of principal of
   long-term loans from banks and others - net                 67             (63)            (26)             (4)            (17)
Linkage differences (erosion)  and linkage                  2,576          (1,829)         (1,643)           (232)           (532)
   differences on Notes
Erosion (linkage differences) of long-term loans
   to associated companies                                   (882)            497             515             166             154
Linkage differences (erosion) on long term capital
   note to an associated company                            2,048          (3,078)           (980)           (638)         (2,233)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Decrease (increase) in receivables                        (31,683)        (48,050)          6,994         (40,170)        (11,835)
Decrease (increase) in inventories                          2,091          16,814          (4,890)         (2,520)         22,371
Increase (decrease) in payables and accrued
   liabilities                                              1,694          14,013          11,801          32,464          (4,998)
                                                         --------        --------        --------        --------        --------
                                                          (13,161)         16,512          15,349          (2,946)         40,277
                                                         --------        --------        --------        --------        --------

Adjusted New Israeli Shekel amounts have been adjusted to reflect changes in the rate of exchange between the U.S. dollar and the New Israeli Shekel as at the end of September 2003.

The representative exchange rate at September 30, 2003 was N.I.S. 4.441 = $1.00

The accompanying notes are an integral part of the financial statements.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              AT SEPTEMBER 30, 2003

                                   (Unaudited)

NOTE 1 - GENERAL

a. The interim financial statements as of September 30, 2003 and for the nine and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970. Standard 14, which supersedes Opinion 43 of the Institute of Certified Public Accountants in Israel, is applicable to financial statements for periods commencing on January 1, 2003 and thereafter; the application of the Standard at the beginning of 2002 would not have affected the comparative figures.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the first implementation of Accounting Standard No. 15 of the IASB, "Impairment of assets", which has no effect on the Company's consolidated financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

         Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. The financial statements have been drawn up in September 2003 adjusted NIS, based on the changes in the exchange rate of the U.S. dollar. As prescribed by Accounting Standards Nos. 12 and 17 of the IASB, the adjustment of financial statements will be discontinued as from January 1, 2004. The adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. Accounting Standard No. 13, which would come into effect concurrently with the abovementioned standards, will supersede Clarifications Nos. 8 and 9 to Opinion 36.

         Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):


                                                                              EXCHANGE RATE
                                                                              OF THE DOLLAR               CPI
                                                                                    %                      %
                                                                              --------------          ----------
Increase (decrease) in the nine months ended September 30:
         2003                                                                     (6.2)                   (1.5)
         2002                                                                     10.3                     7.0

Increase (decrease) in the three months ended September 30:
         2003                                                                      3.0                    (1.0)
         2002                                                                      2.1                     0.6

Increase in the year ended December 31, 2002                                       7.3                     6.5

                        AMERICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              AT SEPTEMBER 30, 2003

                                                    (Unaudited)

NOTE 2 - SEGMENT INFORMATION

Data on segment activity - In NIS in thousands:

For the period of  9 monthes

                                       Paper and recycling     Marketing of office supplies            Total
                                       -------------------     ----------------------------            -----
                                      Jan-Sept.    Jan-Sept.     Jan-Sept.      Jan-Sept.      Jan-Sept.    Jan-Sept.
                                        2003         2002          2003            2002          2003         2002
                                        ----         ----          ----            ----          ----         ----
Sales - net (1)                       252,711      234,942       102,231        102,155         354,942      337,097

Income (loss) from operations          34,928       25,673           591         (1,368)         35,519       24,305

For the period of  3 months

                                       Paper and recycling     Marketing of office supplies            Total
                                       -------------------     ----------------------------            -----
                                     July-Sept.   July-Sept.    July-Sept.      July-Sept.    July-Sept.   July-Sept.
                                        2003         2002          2003            2002          2003         2002
                                        ----         ----          ----            ----          ----         ----

Sales - net (1)                        83,717       77,998        35,235         34,573         118,952      112,571

Income (loss) from operations          11,475       11,634           657            (89)         12,132       11,545


----------
(1) Represents sales to external customers.

                                    EXHIBIT 4
                                    ---------

[Registrant's logo]





Enclosed  please  find  the  financial  reports  of  the  following   associated
companies:

   -     Neusiedler Hadera Paper Ltd.

   -     Hogla-Kimberly Ltd.


The financial report of the following associated companies are not included:

   - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

   -     TMM Integrated Recycling Industries Ltd., a reporting corporation.

                          NEUSIEDLER HADERA PAPER LTD.
                                 INTERIM REPORT

                                   (Unaudited)
                            AS OF SEPTEMBER 30, 2003

                          NEUSIEDLER HADERA PAPER LTD.
                                 INTERIM REPORT

                                   (Unaudited)
                            AS OF SEPTEMBER 30, 2003


                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE
                                                                            ----

         ACCOUNTANTS' REVIEW REPORT                                            2
         CONDENSED INTERIM FINANCIAL STATEMENTS:
            IN ADJUSTED NEW ISRAELI SHEKELS (NIS):
            Balance Sheets                                                     3
            Statements of Operations                                           4
            Statements of Changes in Shareholders' Equity                      5
            Statements of Cash Flows                                           6
            Notes to the Financial Statements                                  7

                          NEUSIEDLER HADERA PAPER LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                            AS OF SEPTEMBER 30, 2003

                                                                                ADJUSTED NEW ISRAELI SHEKELS **
                                                                      ---------------------------------------------------
                                                                               SEPTEMBER 30                  DECEMBER 31,
                                                                      --------------------------------       ------------
                                                                         2003                2002                2002
                                                                      -----------         ------------       ------------
                                                                               (UNAUDITED)                     (AUDITED)
                                                                      --------------------------------       ------------
                                                                                          In thousands
                                                                      ---------------------------------------------------

           A S S E T S
CURRENT ASSETS:
   Cash and cash equivalents                                               36,456               42,918             49,784
   Accounts receivable:

     Trade                                                                155,659              157,619            157,190
     Other                                                                 16,504               12,600             12,977
   Inventories                                                             74,285               82,700             80,826
                                                                      -----------         ------------       ------------
         Total current assets                                             282,904              295,837            300,777
                                                                      -----------         ------------       ------------

FIXED ASSETS:

   Cost                                                                   131,462              123,367            126,582
   Less - accumulated depreciation                                         23,719               16,587             18,248
                                                                      -----------         ------------       ------------
                                                                          107,743              106,780            108,334
                                                                      -----------         ------------       ------------

GOODWILL, net of accumulated amortization                                   4,645                5,276              5,120
                                                                      -----------         ------------       ------------
         Total assets                                                     395,292              407,893            414,231
                                                                      ===========         ============       ============

        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

   Short-term bank credit                                                  15,210               14,841             14,878
   Current maturities of long-term capital notes                                                                   17,764
   Accounts payable and accruals:
     Trade - open accounts                                                 79,574               69,826             77,736
     American Israeli Paper Mills Limited and its subsidiaries,            62,707               69,142             55,459
         shareholders - net
     Other                                                                 16,445               15,845             20,215
                                                                      -----------         ------------       ------------
         Total current liabilities                                        173,936              169,654            186,052
                                                                      -----------         ------------       ------------

LONG-TERM LIABILITIES:

   Banks loans                                                             53,767               73,476             72,855
   Capital notes from shareholders (net of current maturities)             57,733               88,820             71,056
   Deferred income taxes - net                                             29,311               16,200             19,834
   Liability for employee rights upon retirement                              142                  129                133
                                                                      -----------         ------------       ------------
         Total long- term liabilities                                     140,953              178,625            163,878
                                                                      -----------         ------------       ------------
         Total liabilities                                                314,889              348,279            349,930
                                                                      -----------         ------------       ------------

SHAREHOLDERS' EQUITY:

   Share capital                                                                1                    1                  1
   Capital surplus                                                         43,965               43,965             43,965
   Retained earnings                                                       36,437               15,648             20,335
                                                                      -----------         ------------       ------------
                                                                           80,403               59,614             64,301
                                                                      -----------         ------------       ------------
         Total liabilities and shareholders' equity                       395,292              407,893            414,231
                                                                      ===========         ============       ============
----------
*      Reclassified.
**     Adjusted for the changes in the general  purchasing  power of the Israeli currency  based on the changes in the exchange  rate of the U.S dollar at the end of September 2003. The representative  exchange rate at September
       30, 2003 was $1= NIS 4.441.

                                                              /s/ Eliaz Amar         /s/ Avner Solel      /s/ Yaki Yerushalmi
                                                          -----------------------  -------------------  -----------------------
                                                                Eliaz Amar             Avner Solel          Yaki Yerushalmi
                                                          Chief Financial Officer    General Manager     Vice Chairman of the
                                                                                                          Board of Directors

       Date of approval of the financial statements:  November 12, 2003.
       The accompanying notes are an integral part of these condensed financial statements.

                          NEUSIEDLER HADERA PAPER LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003


                                                                    ADJUSTED NEW ISRAELI SHEKELS **
                                                  ------------------------------------------------------------------
                                                      NINE MONTHS                 THREE MONTHS           YEAR ENDED
                                                  ENDED SEPTEMBER 30           ENDED SEPTEMBER 30       DECEMBER 31,
                                                  ------------------           ------------------       ------------
                                                  2003          2002           2003          2002           2002
                                                  ----          ----           ----          ----           ----
                                                      (UNAUDITED)                 (UNAUDITED)            (AUDITED)
                                                  ------------------           ------------------       ------------
                                                                     IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                  ------------------------------------------------------------------
SALES - net                                       502,432        440,750      172,238        145,534       583,755
COST OF SALES                                     433,562       *376,162      150,430       *122,826      *496,922
                                                  -------       --------      -------       --------      --------
GROSS PROFIT                                       68,870         64,588       21,808         22,708        86,833
                                                  -------       --------      -------       --------      --------
SELLING, MARKETING, ADMINISTRATIVE
   AND GENERAL EXPENSES:
     Selling and marketing                         31,691        *30,664       10,223        *9,666       *43,060
     Administrative and general                     8,713          8,394        3,392         3,678        10,465
                                                  -------       --------      -------       --------      --------
                                                   40,404         39,058       13,615        13,344        53,525
                                                  -------       --------      -------       --------      --------
INCOME FROM ORDINARY OPERATIONS                    28,466         25,530        8,193         9,364        33,308
FINANCIAL EXPENSES - NET                            3,295          4,783        1,074         1,718         5,307
                                                  -------       --------      -------       --------      --------
INCOME BEFORE TAXES ON INCOME                      25,171         20,747        7,119         7,646        28,001
TAXES ON INCOME                                     9,069          9,131        3,443         3,136        11,698
                                                  -------       --------      -------       --------      --------
NET INCOME FOR THE PERIOD                          16,102         11,616        3,676         4,510        16,303
                                                  =======       ========      =======       ========      ========

NET INCOME PER NIS 1 OF PAR VALUE OF SHARES        16,102         11,616        3,676         4,510        16,303
                                                  =======       ========      =======       ========      ========


----------
*     Reclassified.

** Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of September 2003.

      The representative  exchange rate at September 30, 2003 was $1= NIS 4.441.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
             CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003


                                                                              ADJUSTED NEW ISRAELI SHEKELS*
                                                                  -----------------------------------------------------
                                                                   SHARE        CAPITAL         REATAINED
                                                                  CAPITAL       SURPLUS          EARNINGS        TOTAL
                                                                  -------       -------          --------        -----
                                                                                       IN THOUSANDS
                                                                  -----------------------------------------------------
BALANCE AT JANUARY 1, 2003 (audited)                                1            43,965          20,335          64,301
CHANGES DURING THE NINE MONTHS
ENDED SEPTEMBER 30, 2003 (unaudited) -
     net income                                                                                  16,102          16,102
                                                                  ------         ------          ------          ------
BALANCE AT SEPTEMBER 30, 2003 (unaudited)                           1            43,965          36,437          80,403
                                                                  ======         ======          ======          ======

BALANCE AT JANUARY 1, 2002 (audited)                                1            43,965          4,032           47,998
CHANGES DURING THE NINE MONTHS
ENDED SEPTEMBER 30, 2002 (unaudited) -
     net income                                                                                  11,616          11,616
                                                                  ------         ------          ------          ------
BALANCE AT SEPTEMBER 30, 2002 (unaudited)                           1            43,965          15,648          59,614
                                                                  ======         ======          ======          ======

BALANCE AT JULY 1, 2003 (unaudited)                                 1            43,965          32,761          76,727
CHANGES DURING THE THREE MONTHS
ENDED SEPTEMBER 30, 2003 (unaudited) -
     net income                                                                                  3,676           3,676
                                                                  ------         ------          ------          ------
BALANCE AT SEPTEMBER 30, 2003 (unaudited)                           1            43,965          36,437          80,403
                                                                  ======         ======          ======          ======

BALANCE AT JULY 1, 2002 (unaudited)                                 1            43,965          11,138          55,104
CHANGES DURING THE THREE MONTHS
ENDED SEPTEMBER 30, 2002 (unaudited) -
     net income                                                                                  4,510           4,510
                                                                  ------         ------          ------          ------
BALANCE AT SEPTEMBER 30, 2002 (unaudited)                           1            43,965          15,648          59,614
                                                                  ======         ======          ======          ======

BALANCE AT JANUARY 1, 2002 (audited)                                1            43,965          4,032           47,998
CHANGES DURING2002 (audited) -
     net income                                                                                  16,303          16,303
                                                                  ------         ------          ------          ------
BALANCE AT DECEMBER 31, 2002 (audited)                              1            43,965          20,335          64,301
                                                                  ======         ======          ======          ======

* Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of September 2003.

     The representative  exchange rate at September 30, 2003 was $1= NIS 4.441.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE NINE AND THREE MONTH PERIODS ENDED SEPTEMBER 30, 2003



                                                                                   ADJUSTED NEW ISRAELI SHEKELS **
                                                                 ------------------------------------------------------------------
                                                                     NINE MONTHS                 THREE MONTHS           YEAR ENDED
                                                                 ENDED SEPTEMBER 30           ENDED SEPTEMBER 30       DECEMBER 31,
                                                                 ------------------           ------------------       ------------
                                                                 2003          2002           2003          2002           2002
                                                                 ----          ----           ----          ----           ----
                                                                     (UNAUDITED)                 (UNAUDITED)            (AUDITED)
                                                                 ------------------           ------------------       ------------
                                                                                    IN THOUSANDS (EXCEPT PER SHARE DATA)
                                                                 ------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income for the period                                      16,102        11,616         3,676         4,510        16,303
   Adjustments to reconcile net income to
       net cash provided by (used
       in) operating activities (a)                               27,349        25,306       (13,791)       27,962        32,110
                                                                 -------       -------       -------        ------       -------
   Net cash provided by (used in) operating activities            43,451        36,922       (10,115)       32,472        48,413
                                                                 -------       -------       -------        ------       -------

CASH FLOWS FROM INVESTING ACTIVITIES :
   Purchase of fixed assets                                       (6,270)      (12,786)       (2,750)       (2,816)      (16,536)
   Proceeds from sale of fixed assets                                604           373           275           213           811
                                                                 -------       -------       -------        ------       -------
   Net cash used in investing activities                          (5,666)      (12,413)       (2,475)       (2,603)      (15,725)
                                                                 -------       -------       -------        ------       -------

CASH FLOWS FROM FINANCING ACTIVITIES :
  Short-term credit from banks - net                                (18)       (4,099)                          71        (4,206)
   Discharge of long-term bank loans                             (20,008)       (6,163)      (12,479)       (6,163)       (7,369)
   Discharge of long-term capital notes from shareholders        (31,087)
                                                                 -------       -------       -------        ------       -------
   Net cash used in financing activities                         (51,113)      (10,262)      (12,479)       (6,092)      (11,575)
                                                                 -------       -------       -------        ------       -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                 (13,328)       14,247       (25,069)       23,777        21,113

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD       49,784        28,671        61,525        19,141        28,671
                                                                 -------       -------       -------        ------       -------

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD             36,456        42,918        36,456        42,918        49,784
                                                                 =======       =======       =======        ======       =======
(a) ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
    PROVIDED BY (USED IN) OPERATING ACTIVITIES:

   Income and expenses not involving cash flows:

     Depreciation and amortization                                 6,528         6,080         2,202         2,065         8,191
     Deferred income taxes - net                                   9,098         9,321         3,473         3,200        11,646
     Liability for employee rights upon retirement                     9                          (3)           (4)            5
     Capital loss on sale of fixed assets                            204           284           110           289            85
     Erosion of (linkage differences on)
       long-term bank loans                                        1,270          (864)       (1,013)         (132)         (136)
                                                                 -------       -------       -------        ------       -------
                                                                  17,109        14,821         4,769         5,418        19,791
                                                                 -------       -------       -------        ------       -------
   Changes in operating assets and liabilities:
     Decrease (increase) in receivable :
          Trade                                                    1,531        (1,136)      (14,750)       17,587          (705)
          Other                                                   (3,148)        8,224        (3,477)        2,264         9,154
     Decrease in inventories                                       6,541        11,320         2,553        13,452        13,195
     Increase (decrease) in accounts payable and accruals :
          Trade                                                    1,838        (1,781)        1,826       (12,301)        6,129
          American Israeli Paper Mills Limited and its
             subsidiaries, shareholders - net                      7,248        (5,382)       (5,312)        2,670       (19,065)
     Other                                                        (3,770)         (760)          600        (1,128)        3,611
                                                                 -------       -------       -------        ------       -------
                                                                  10,240        10,485       (18,560)       22,544        12,319
                                                                 -------       -------       -------        ------       -------
                                                                  27,349        25,306       (13,791)       27,962        32,110
                                                                 =======       =======       =======        ======       =======

* Adjusted for the changes in the general purchasing power of the Israeli currency based on the changes in the exchange rate of the U.S dollar at the end of September 2003.

     The representative  exchange rate at September 30, 2003 was $1= NIS 4.441.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONDENSED FINANCIAL STATEMENTS.

                          NEUSIEDLER HADERA PAPER LTD.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                              AT SEPTEMBER 30, 2003

                                   (UNAUDITED)

NOTE 1 - GENERAL
----------------

A. The interim financial statements as of September 30, 2003 and for the nine and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970. Standard 14, which supersedes Opinion 43 of the Institute of Certified Public Accountants in Israel, is applicable to financial statements for periods commencing on January 1, 2003 and thereafter; the application of the Standard at the beginning of 2002 would not have affected the comparative figures.

B. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the first implementation of Accounting Standard No. 15 of the IASB, "Impairment of assets", which has no effect on the Company's consolidated financial statements. Nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

         Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

C. The financial statements have been drawn up in September 2003 adjusted NIS, based on the changes in the exchange rate of the U.S. dollar. As prescribed by Accounting Standards Nos. 12 and 17 of the IASB, the adjustment of financial statements will be discontinued as from January 1, 2004. The inflation-adjusted amounts as of December 31, 2003 will be the base for the nominal-historical financial reporting in the following periods. Accounting Standard No. 13, which would come into effect concurrently with the abovementioned standards, will supersede Clarifications Nos. 8 and 9 to Opinion 36.

         Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):


                                                                                EXCHANGE RATE OF
                                                                                   THE DOLLAR          CPI
                                                                                        %               %
                                                                                ----------------     --------
         Increase (decrease) in the nine months ended September 30:
                   2003                                                              (6.2)             (1.5)
                   2002                                                              10.3               7.0
         Increase (decrease) in the three months ended September 30:
                   2003                                                               3.0              (1.0)
                   2002                                                               2.1               0.6
         Increase in the year ended December 31, 2002                                 7.3               6.5

         The dollar exchange rate as of September 30, 2003 is: $1=NIS 4.441

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2003

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS
                            AS OF SEPTEMBER 30, 2003

                                TABLE OF CONTENTS
                                -----------------

                                                                            PAGE
                                                                            ----

         ACCOUNTANTS' REVIEW REPORT                                            1
         CONDENSED FINANCIAL STATEMENTS:
            Balance Sheets                                                     2
            Statements of Operations                                           3
            Statements of Changes in Shareholders' Equity                      4
            Statements of Cash Flows                                         5-6
            Notes to the Financial Statements                                7-8

The Board of Directors of
Hogla-Kimberly Ltd.
-------------------------

               Re: Review of Unaudited Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2003

         Gentlemen:

         At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and its subsidiaries, as follows:

-        Balance sheet as of September 30, 2003.

- Statements of operations for the nine months and three months ended September 30, 2003.

- Statements of changes in shareholders' equity for the nine months and three months ended September 30, 2003.

- Statements of cash flows for the nine months and three months ended September 30, 2003.

         Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

         Since the review that was performed is substantially less in scope than an examination in accordance with generally accepted auditing standards, we do not express an opinion on the interim financial statements.

         In performing our review, nothing came to our attention which indicates that material modifications should be made to the aforementioned interim financial statements in order for them to be in conformity with generally accepted accounting principles in Israel and in accordance with the Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member of Deloitte Touche Tohmatsu

Tel Aviv, November 7, 2003

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

           (Adjusted for changes in the U.S. dollar vis-a-vis the NIS)


                                                                       SEPTEMBER 30,                DECEMBER 31,
                                                                  -----------------------         ----------------
                                                                  2003               2002               2002
                                                                  ----               ----               ----
                                                                     NIS IN THOUSANDS             NIS IN THOUSANDS
                                                                  -----------------------         ----------------
CURRENT ASSETS                                                         (UNAUDITED)
                                                                  -----------------------
    Cash and cash equivalents                                    16,500              8,712            21,632
    Current maturities of long-term bank deposits                 7,994             13,767             9,325
    Trade receivables                                           229,892            166,215           185,154
    Other receivables                                            14,754             15,435            10,724
    Inventories                                                  87,879             83,806            87,651
                                                                -------            -------           -------
                                                                357,019            287,935           314,486
                                                                -------            -------           -------

LONG-TERM INVESTMENTS
    Long-term deposits                                           71,056             79,050            79,050
    Capital note of shareholder                                  32,770             29,877            30,722
                                                                -------            -------           -------
                                                                103,826            108,927           109,772
                                                                -------            -------           -------

FIXED ASSETS
    Cost                                                        478,843            455,192           470,716
    Less - accumulated depreciation                             208,947            191,775           196,167
                                                                -------            -------           -------
                                                                269,896            263,417           274,549
                                                                -------            -------           -------

OTHER ASSETS
    Goodwill                                                     30,186             32,984            32,292
                                                                -------            -------           -------
                                                                760,927            693,263           731,099
                                                                -------            -------           -------

CURRENT LIABILITIES
    Short-term bank loans                                             -              1,322                 -
    Current maturities of long-term bank loans                   19,372             20,871            25,314
    Trade payables                                              129,781            100,055           129,436
    Other payables and accrued expenses                          37,372             32,998            32,965
                                                                -------            -------           -------
                                                                186,525            155,246           187,715
                                                                -------            -------           -------

LONG-TERM LIABILITIES
    Long-term bank loans                                         91,041             83,491            83,491
    Deferred taxes                                               28,427             18,807            19,922
                                                                -------            -------           -------
                                                                119,468            102,298           103,413
                                                                -------            -------           -------

MINORITY INTEREST                                                48,208             43,992            44,885
                                                                -------            -------           -------

SHAREHOLDERS' EQUITY

    Share capital                                                29,195             29,195            29,195
    Capital reserves                                            159,019            159,019           159,019
    Retained earnings                                           218,512            203,513           173,564
    Dividend declared after balance sheet date                        -                  -            33,308
                                                                -------            -------           -------
                                                                406,726            391,727           395,086
                                                                -------            -------           -------
                                                                760,927            693,263           731,099
                                                                =======            =======           =======

                 /s/ T. Davis                               /s/ A. Magid                            /s/ A. Brenner
      ----------------------------------                  -----------------                        -----------------
                   T. DAVIS                                   A. MAGID                                A. BRENNER
      Chairman of the Board of Directors                  Financial Manager                        Managing Director

Approval date of the interim financial statements: November 7, 2003.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
           (ADJUSTED FOR CHANGES IN THE U.S. DOLLAR VIS-A-VIS THE NIS)


                                                   NINE MONTHS ENDED              THREE MONTHS ENDED               YEAR ENDED
                                                     SEPTEMBER 30,                   SEPTEMBER 30,                DECEMBER 31,
                                                   -----------------              ------------------               ----------
                                                2 0 0 3         2 0 0 2         2 0 0 3        2 0 0 2              2 0 0 2
                                                -------         -------         -------        -------              -------
                                                                NIS IN THOUSANDS                                NIS IN THOUSANDS
                                                --------------------------------------------------------        ----------------
                                                                   (UNAUDITED)
                                                --------------------------------------------------------

Net sales                                       647,512       586,021           237,158        189,002             777,402
Cost of sales                                   464,874       411,551           168,215        132,444             562,618
                                              ---------     ------------      ----------        ---------        ------------
    GROSS PROFIT                                182,638       174,470            68,943         56,558             214,784

Selling expenses                                 95,440        99,526(*)         34,001         33,899(*)          125,705(*)
General and administrative expenses              30,063        24,676(*)         10,406          8,119(*)           30,369(*)
                                              ---------     ------------      ----------        ---------        ------------
    OPERATING PROFIT                             57,135        50,268            24,536         14,540              58,710

Financing income (expenses), net                  5,373       (14,986)          (4,355)         (5,618)            (13,617)
Other income, net                                   431           220               200             78                  79
                                              ---------     ------------      ----------        ---------        ------------

    INCOME BEFORE INCOME TAXES                   62,939        35,502            20,381          9,000              45,172

Income taxes                                     14,668        14,086             8,161          4,612              19,504
                                              ---------     ------------      ----------        ---------        ------------
    INCOME AFTER INCOME TAXES                    48,271        21,416            12,220          4,388              25,668

Minority interest in losses
   (earnings) of  Subsidiary                    (3,323)        (1,743)               79           (508)             (2,636)

NET INCOME FOR THE PERIOD                        44,948        19,673            12,299          3,880              23,032
                                              =========     ============      ==========        =========        ============

EARNINGS PER SHARE (IN NIS)                        5.44          2.38              1.49           0.47                2.79
                                              =========     ============      ==========        =========        ============
NUMBER OF SHARES USED IN
   COMPUTATION                                8,263,473     8,263,473         8,263,473         8,263,473        8,263,473
                                              =========     ============      ==========        =========        ============

(*) Reclassified.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                               HOGLA-KIMBERLY LTD.
         CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
           (ADJUSTED FOR CHANGES IN THE U.S. DOLLAR VIS-A-VIS THE NIS)


                                                                                                    DIVIDEND
                                                                                                    DECLARED
                                                                                                     AFTER
                                                  SHARE           CAPITAL          RETAINED      BALANCE SHEET
                                                 CAPITAL         RESERVES          EARNINGS           DATE             TOTAL
                                                 -------         --------          --------      --------------       --------
                                                                               NIS IN THOUSANDS
                                                 -----------------------------------------------------------------------------
Balance - January 1, 2003                        29,195            159,019           173,564           33,308         395,086
Dividend paid                                                                                         (33,308)        (33,308)
Net income for the period                                                             44,948                           44,948
                                                 ------            -------           -------           ------         -------
   Balance - September 30, 2003                  29,195            159,019           218,512                -         406,726
                                                 ======            =======           =======           ======         =======


NINE MONTHS ENDED SEPTEMBER 30,
Balance - January 1, 2002                        29,195            159,019           183,840                -         372,054
Net income for the period                                                             19,673                           19,673
                                                 ------            -------           -------           ------         -------
   Balance - September 30, 2002                  29,195            159,019           203,513                -         391,727
                                                 ======            =======           =======           ======         =======


THREE MONTHS ENDED SEPTEMBER 30,
Balance - July 1, 2003                           29,195            159,019           206,213                -         394,427
Net income for the period                                                             12,299                           12,299
                                                 ------            -------           -------           ------         -------
   Balance - September 30, 2003                  29,195            159,019           218,512                -         406,726
                                                 ======            =======           =======           ======         =======


THREE MONTHS ENDED SEPTEMBER 30,
Balance - July 1, 2002                           29,195            159,019           199,633                -         387,847
Net income for the period                                                              3,880                            3,880
                                                 ------            -------           -------           ------         -------
   Balance - September 30, 2002                  29,195            159,019           203,513                -         391,727
                                                 ======            =======           =======           ======         =======

   Balance - January 1, 2002                     29,195            159,019           183,840                -         372,054
Dividend declared
   after balance sheet date                                                          (33,308)          33,308               -
Net income for the year                                                               23,032                           23,032
                                                 ------            -------           -------           ------         -------
    Balance - December 31, 2002                  29,195            159,019           173,564           33,308         395,086
                                                 ======            =======           =======           ======         =======

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
             CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
           (ADJUSTED FOR CHANGES IN THE U.S. DOLLAR VIS-A-VIS THE NIS)


                                                  NINE MONTHS ENDED            THREE MONTHS ENDED              YEAR ENDED
                                                    SEPTEMBER 30,                 SEPTEMBER 30,               DECEMBER 31,
                                                ----------------------        ---------------------           ------------
                                                2 0 0 3        2 0 0 2        2 0 0 3       2 0 0 2             2 0 0 2
                                                                 NIS IN THOUSANDS                           NIS IN THOUSANDS
                                                ---------------------------------------------------         ----------------
                                                                    (UNAUDITED)
                                                ---------------------------------------------------
CASH FLOWS - OPERATING ACTIVITIES
   Net income for the period                     44,948        19,673          12,299        3,880              23,032
   Adjustments to reconcile net
    income to net cash provided by
    operating activities
    (Appendix A)                                 (4,975)       (2,223)         12,283       15,655              14,527
                                                --------      ----------      --------     --------            --------
   NET CASH PROVIDED BY
    OPERATING ACTIVITIES                         39,973        17,450          24,582       19,535              37,559
                                                --------      ----------      --------     --------            --------

CASH FLOWS - INVESTING ACTIVITIES
   Withdrawal of short-term bank
    deposit                                           -        57,877(*)            -            -              57,877
   Withdrawal of long-term bank
    deposits                                      9,325         4,441           1,331        4,441               8,882
   Acquisition of fixed assets                  (24,062)      (62,744)        (6,661)      (22,489)            (77,606)
   Proceeds from sale of fixed assets             1,376           351             838           32                 462
                                                --------      ----------      --------     --------            --------
   NET CASH USED IN
    INVESTING ACTIVITIES                        (13,361)          (75)         (4,492)     (18,016)            (10,385)
                                                --------      ----------      --------     --------            --------

CASH FLOWS - FINANCING ACTIVITIES
   Dividend paid                                (33,308)      (44,410)              -            -             (44,410)
   Long-term loans received                      22,437         7,104          11,548        7,104              11,547
   Repayment of long-term loans                 (20,873)            -         (12,880)           -                   -
   Short-term bank loans, net                         -         1,322         (12,235)     (13,857)                  -
                                                --------      ----------      --------     --------            --------
   NET CASH USED IN
    FINANCING ACTIVITIES                        (31,744)      (35,984)        (13,567)      (6,753)            (32,863)
                                                --------      ----------      --------     --------            --------

INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                              (5,132)      (18,609)          6,523       (5,234)             (5,689)

CASH AND CASH EQUIVALENTS -
   BEGINNING OF PERIOD                           21,632        27,321(*)        9,977       13,946              27,321
                                                --------      ----------      --------     --------            --------

CASH AND CASH EQUIVALENTS -END OF PERIOD         16,500         8,712          16,500        8,712              21,632
                                                --------      ----------      --------     --------            --------

(*) Reclassified.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                  APPENDICES TO CONDENSED INTERIM CONSOLIDATED
                            STATEMENTS OF CASH FLOWS
           (ADJUSTED FOR CHANGES IN THE U.S. DOLLAR VIS-A-VIS THE NIS)



                                                       NINE MONTHS ENDED           THREE MONTHS ENDED              YEAR ENDED
                                                         SEPTEMBER 30,                SEPTEMBER 30,               DECEMBER 31,
                                                       -----------------           ------------------            --------------
                                                     2 0 0 3       2 0 0 2       2 0 0 3        2 0 0 2            2 0 0 2
                                                     -------       -------       -------        -------            -------
                                                                      NIS IN THOUSANDS                         NIS IN THOUSANDS
                                                     --------------------------------------------------        ----------------
                                                                        (UNAUDITED)
                                                     --------------------------------------------------
A.   ADJUSTMENTS  TO  RECONCILE  NET INCOME TO
     NET CASH PROVIDED BY OPERATING ACTIVITIES
     INCOME AND EXPENSES NOT
       involving cash flows:
     Minority interest in earnings
       (losses) of subsidiary                           3,323        1,743            (79)          508               2,636
     Depreciation and amortization                     19,967       16,452          6,800         5,153              22,399
     Deferred taxes, net                                6,970          834          2,845           166               1,088
     Loss (gain) from sale of fixed
       assets                                            (431)        (220)          (200)          (78)                 83
     Effect of exchange rate
       differences, net                                (2,004)       3,078          1,024           635               2,232

   CHANGES IN ASSETS AND LIABILITIES:
     Decrease (increase) in trade
       receivables                                    (45,195)       3,848        (18,070)        6,620             (14,615)
     Decrease (increase) in other
       receivables                                     (2,494)        (645)        (1,308)          (80)              4,929
     Decrease (increase) in inventories                  (228)     (12,750)        14,053         4,735             (16,594)
     Increase (decrease) in trade
       payables                                         9,753        1,652         15,492       (17,134)             18,603
     Net change in balances with
       related parties                                    957       (2,174)       (14,249)       13,659               7,840
     Increase (decrease) in other
       payables and accrued expenses                    4,407      (14,041)         5,975         1,471             (14,074)
                                                       -------     --------       --------      --------            --------
                                                       (4,975)      (2,223)        12,283        15,655              14,527
                                                       =======     ========       ========      ========            ========

B. NON-CASH ACTIVITIES

   Acquisition of fixed assets
     on credit                                          5,938        9,548          1,510            283             13,901
                                                       =======     ========       ========      ========            ========

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

NOTE 1  -  BASIS OF PRESENTATION

A. The unaudited condensed interim consolidated financial statements as of September 30, 2003 and for the nine months and three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2002 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the dates and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

The accounting principles applied in the preparation of the condensed interim financial statements are consistent with those principles applied in preparation of the Company's most recent annual audited consolidated financial statements, with the exception of that during the reporting period, the Company applied initially Standard No. 15, "Impairment of Assets" published in January 2003 by the Israeli Accounting Standards Board. Implementation of this Standard had no impact on the Company's interim financial position and results of operations.

The interim financial statements have been prepared in a condensed format in accordance with generally accepted accounting principles applicable to the preparation of interim period financial statements, including the initial application during the reporting period of the provisions of Standard No. 14, "Interim Financial Reporting" published in August 2002 by the Israeli Accounting Standards Board. The implementation of this Standard had no impact on the Company's interim financial position and results of operations.

B. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and the Turkish Lira, and in the Israeli Consumer Price Index ("CPI").

                                                                     REPRESENTATIVE      TURKISH LIRA ("TL")
                                                           EXCHANGE         EXCHANGE RATE WITH          CPI
                                                      RATE OF THE DOLLAR      THE U.S. DOLLAR     "IN RESPECT OF"
    AS OF:                                               (NIS PER $1)         (TL'000 PER $1)       (IN POINTS)
                                                      ------------------      ---------------      --------------
    September 30, 2003                                       4.441                1,384              179.30
    September 30, 2002                                       4.871                1,650              182.85
    December 31, 2002                                        4.737                1,640              182.02

                                                               %                   %                    %
                                                             ------             -------              -------
    INCREASE (DECREASE) DURING THE PERIOD:
    Nine months ended September 30, 2003                      (6.2)               (15.6)               (1.5)
    Nine months ended September 30, 2002                      10.3                 14.1                 7.0
    Three months ended September 30, 2003                      3.0                 (1.7)               (1.0)
    Three months ended September 30, 2002                      2.1                  5.2                 0.6
    Year ended December 31, 2002                               7.3                 13.3                 6.5

NOTE 2  -  OPERATIONS OF NEW FACILITY

During 2002, the Company's program for the establishment of a new facility for manufacturing paper was granted Approved Enterprise status in accordance with the Law for the Encouragement of Capital Investments, 1959 under "alternative benefits" track. The approval program is for total investments of approximately NIS 80 million. According to the terms of the program, income derived from the Approved Enterprise will be tax-exempt for a period of 10 years commencing in the year in which the program is substantially completed. Distribution of dividends from tax exempt profits of the Approved Enterprise will be subject to income tax at a rate equal to the income tax rate of the Approved Enterprise had the Company not elected the alternative benefits track. The Company completed the investments relating to the new facility and commenced its operations during the reporting period.

NOTE 3  -  RECENT ACCOUNTING STANDARDS - CESSATION OF FINANCIAL STATEMENTS
           ADJUSTMENT AND EFFECT OF CHANGES IN RATES

In October 2001, the Israeli Accounting Standards Board issued Standard No. 12, Cessation of Financial Statement Adjustment. According to this Standard, as amended by Standard No. 17 in November 2002, the adjustment of financial statements for inflation or exchange rate of foreign currency will cease for reporting periods commencing January 1, 2004. Through December 31, 2003, the Company will continue to prepare dollar-linked financial statements, in accordance with the pronouncements of the Institute of Certified Public Accountants in Israel. The adjusted amounts presented in the December 31, 2003 balance-sheet will serve as the opening, nominal balances as of January 1, 2004. In October 2001, the Israeli Accounting Standards Board issued Standard No. 13, Effect of Changes in Foreign Currency Exchange Rates. This Standard addresses the translation of transactions denominated in foreign currency, as well as the translation of financial statements of a foreign operation, for inclusion in the financial statements of the reporting company. Standard No. 13, as amended by Standard No. 17 in November 2002, will become effective for reporting periods subsequent to December 31, 2003.

While the Company is currently examining Standards No. 12 and 13, it cannot evaluate, at this stage, the impact they will have on its financial position and results of operations.


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